300 North LaSalle Street Chicago, Illinois 60654
Peter C. Marshall, Jr. To Call Writer Directly: (312) 862-3090 peter.marshall@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 5, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long
Dietrich King
Jessica Dickerson
Nudrat Salik
Rufus Decker

	Re:	GSE Holding, Inc. Amendment No. 3 to Registration Statement on Form S-1 (SEC File No. 333-175475), filed November 23, 2011

Ladies and Gentlemen:

On behalf of GSE Holding, Inc., a Delaware corporation (the “Company”), we are hereby providing supplementally to the Staff of the Securities and Exchange Commission (the “Staff”) certain information with respect to the Company’s stock-based compensation requested by the Staff by letter dated December 2, 2011 (the “Comment Letter”) relating to the Staff’s review of Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed with the SEC on November 23, 2011 (the “Amendment”).  The information provided hereby is in response to Comment 6 of the Comment Letter.  For your convenience, we have set forth the Staff’s comment (which is reproduced below in italics) followed immediately thereafter by the Company’s response.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 84

6.               The estimated fair market value of your common stock increased from $4.76 per share at January 17, 2011 to an estimated IPO range of $13 to $15, which represents an increase in value of 173% to 215% in a ten month period. Your disclosures do not adequately address

Hong Kong     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

the factors that contributed to such a significant increase. You believe that the primary reason for the increase is due to continued improvement in your financial performance from 2010 to 2011. Please help us better understand how the improvement impacted the fair market value of your common stock as well as the estimated impact of this improvement on the value. For example, please tell us if your actual results subsequent to the valuation performed for your January issuances were better than what was reflected in preparing your valuation. If so, please help us understand the differences, the reasons for the differences, and the estimated impact of these differences. Please tell us if there are any other specific factors that resulted in the increase in value. For these additional factors, please also provide us with a detailed explanation of each of these factors as well as show the estimated impact of each factor on the fair market value of your common stock.

Response:  The Company acknowledges the Staff’s comment and supplementally advises the Staff as follows:

The Company granted options to purchase 108,630 shares of common stock in January 2011 with an estimated fair marked value of the Company’s common stock of $4.76 per share.  Each grantee was an employee of the Company.

January 2010 Fair Value Determination

The Company used a valuation performed as of December 31, 2010 with respect to the January 1, 2011 and January 17, 2011.  The Company subsequently performed a valuation in June 2011 to confirm whether the December 2010 valuation would need to be updated to reflect the grants as of January 17, 2011.  The June 2011 valuation resulted in a lower fair market value as of January 17, 2011 compared to December 31, 2011.  The Company elected not to change the stock-based compensation it had already recognized based on the December 31, 2010 valuation.

The Company believes that its approach to establishing the fair market value of common stock as set forth below is consistent with the principles and guidance set forth in the 2004 AICPA Practice Aid on Valuation of Privately-Held Company Equity Securities Issued as Compensation.

The Company used the discounted cash flow (DCF) method to value its common stock.  For the purpose of the DCF method, the Company first determined its consolidated cost of capital to be 13.05% based on the following considerations:

Company equity risk premium	19%	Consists of an equity risk premium, small company premium and company specific premium.
Multiplied by Industry Beta	0.88	The Company sourced this data from a database maintained by NYU Business School and it represents the beta, adjusted for cash, for the building materials sector.
Sub-Total	16.72%
Risk free rate	4.33%	This was the rate of a 20-year Treasury bond.
Cost of equity	21.05%
Cost of debt	11.44%	Based on the Company’s actual interest rates in 2010.
Consolidated cost of capital	13.05%	Based on a weighted average of the cost of equity and the cost of debt.

The Company then calculated its projected net free cash flow for 2011 and 2012.  The Company also calculated its projected terminal value for the years subsequent to 2012.  The total of these amounts, discounted to present value using the Company’s consolidated cost of capital of 13.05%, resulted in a $220.5 million total enterprise value.  After subtracting debt of $168.8 million and $8.2 million cash-on-hand, the equity value of the Company was determined to be $59.9 million.  This equity value was divided by 3,474,520 — the total shares outstanding at the valuation date — to determine the $4.76 fair value per share of common stock in January 2011.

Variance from IPO Valuation

The Company currently estimates that the range for the public offering price of its common stock will be between $13.00 and $15.00 per share reflecting a total enterprise value of $402 million to $433 million on a pre-money basis. The primary reasons for the increase in the fair value of the Company’s common stock during the ten-month period from January 2011 to today are described below.

Improved Results Compared to Assumptions used in the January 2011 DCF Model

The Company’s financial performance continued to improve during 2011.  Adjusted EBITDA was $35.7 million for the nine months ended September 30, 2011 compared to $19.1 million million for the nine months ended September 30, 2010.  The Company’s improved financial performance through the nine months ended September 30, 2010 made it clear that the Company would exceed its projected Adjusted EBITDA for 2011 by a significant margin.  As a result, actual net free cash flow for the nine months ended September 30, 2011 was $23.4 million while the January 2011 DCF model projected net free cash flow totaling only $24.2 million for the entire 2011 fiscal year.  The DCF model also projected annual Adjusted EBITDA growth of 4%; however, the Company’s Adjusted EBITDA growth has been higher than that amount.  Had the Company used the net free cash flow value that it currently projects for the entire 2011 fiscal year, as well as updated assumptions for future growth rates, the Company’s enterprise value would have increased from $220.5 million to $353.4 million, reflecting an increase in share price from $4.76 to $13.11.

The Company’s projections in January 2011 represented the best reasonable estimate of its future results available at the time.  The Company attributes the improved performance it experienced in 2011 to a number of factors.  First, in January 2011, the global economy appeared to be emerging from recession; however, it was difficult for the Company to know whether that emergence would continue and the rate of growth that would result.  This is partly evidenced by the fact that the Strategic Growth Initiatives Gundle / SLT Environmental, Inc. Report from Alvarez & Marsal dated July 6, 2011 projects a growth rate of 7% for the Company’s addressable markets which is higher than the growth rate the Company assumed in January 2011.  This report is disclosed on pages 4 and 91 of the registration statement.  Second, the Company was engaged in a significant effort to improve its gross margins and operating margins in 2011.  It was virtually impossible in January 2011 to project with certainty how effective the Company’s efforts would be. The magnitude of the improved performance and the reasons for it are disclosed in the registration statement.  For example, the Company’s gross margins increased to 14.9% for the nine months ended September 30, 2011 compared to 11.9% in the comparable period in the prior year.  The Company’s operating margins increased to 5.7% for the nine months ended September 30, 2011 compared to a loss in the comparable period in the prior year.

IPO Valuation

The January 2011 valuation did not consider that the Company may be in a position to commence an IPO process.  The organizational meeting for the IPO took place in June 2011.  The investment bankers did not provide any firm indications of value until the price range was determined in November 2011; however, in May 2011 provided an analysis showing a range of possible valuations for the Company based on different Adjusted EBITDA multiples.  As a result, even this range of possible valuations was not available for the Company to consider in January 2011.

In determining the estimated price range for the IPO, the underwriters primarily relied upon a multiple of 2012 Adjusted EBITDA.  As noted above, the Company’s projections for 2011 earnings are significantly improved compared to expectations in January 2011.  The Company’s projected 2012 EBITDA has also increased significantly, which resulted in a significant increase in the Company’s valuation.  This increase is further supported by the increase in valuation multiples of comparable public companies between January 2011 and November 2011 due to the overall improvement of market conditions.  In addition, the use of the IPO proceeds to reduce indebtedness positively impacts the valuation of the Company and was not considered in January 2011.  Through deleveraging, the Company has capacity to invest in growth capex and working capital to growth the business.  This favorable growth prospect could result in a more favorable valuation by investors in the public markets.  Finally, the Company believes that the illiquidity associated with being a private company (as reflected in the WACC that it used) will no longer apply once it is a public company, and that the IPO reflects this increased liquidity in the higher valuation per share of common stock.

Disclosure and Materiality

The Company will significantly expand the disclosure in the registration statement on page 85 as set forth an Exhibit A hereto to detail the reasoning provided above for the increase in valuation between January 2011 and today.  Nevertheless, the Company respectfully notes that the total amount of stock-based compensation derived from the January 2011 awards is $75,000.  Each of the January 2011 awards was fully vested on the date of grant.  Consequently, the stock-based compensation expense related to the above awards was recognized fully in the first quarter of 2011.

While the Company believes that its accounting for the January 2011 awards was appropriate, it notes that even if the fair value was higher, the total stock-based compensation would still be immaterial to its results of operations.  The Company has disclosed clearly on page 84 that it expects to make more stock awards following the offering and the amount of stock-based compensation will therefore increase.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3090.

Sincerely,

/s/ Peter C. Marshall Jr.
Peter C. Marshall Jr.

cc:	Mark C. Arnold
GSE Holding, Inc.

Gerald T. Nowak, P.C.
Kirkland & Ellis LLP

Theodore A. Peto
Kirkland & Ellis LLP

Colin J. Diamond
White & Case LLP

Exhibit A

We believe that the primary reason for the increase in the fair value of our common stock of $4.76 from January 17, 2011 to $14.00, the midpoint of the range set forth on the cover page of this prospectus, is continued improvement in our financial performance from 2010 through 2011:

•                  The discounted cash flow analysis that we undertook for the purpose of the January 2011 valuation used projected Adjusted EBITDA for the full 2011 fiscal year. While our projections in January 2011 represented the best reasonable estimate of our future results available at the time, it became clear following that date that our performance in 2011 would exceed those projections by a substantial margin.  Through September 30, 2011, our actual Adjusted EBITDA was $35.7 million.  These improved results resulted from two primary factors:  First, the global economic appeared to be emerging from recession in January 2011, however, it was difficult for us to know whether that emergence would continue and the rate of growth that would result.   As a result, the future EBITDA growth rates that we assumed for the January 2011 valuation was less then the growth rate that we experienced and that would project for the future.  Second, we were engaged in a significant effort to improve our gross margins and operating margins in 2011.  It was impossible in January 2011 to project with certainty how effective our efforts would be.  In fact, the Company’s gross margins increased to 14.9% for the nine months ended September 30, 2011 compared to 11.9% in the comparable period in the prior year.  The Company’s operating margins increased to 5.7% for the nine months ended September 30, 2011 compared to a loss in the comparable period in the prior year.

•                  Our improved performance in 2011 favorably impacted our projected performance for 2012 upon which the range set forth on the cover page of this prospectus is primarily based.  There has also been an increase in the multiples of comparable companies since January 2011 which further supports an increase in our valuation as of the date of this prospectus.  In addition, the use of the proceeds of this offering to reduce indebtedness positively also impacts our valuation due to the ability that it provides for us to make additional capital expenditures and have available additional working capital to grow our business.  Deleveraging was not considered in the January 2011 valuation.  Finally, we believe that the illiquidity discount associated with being a private company will no longer apply after this offering, and is reflected in an increase in the fair market value per share of common stock.